Exhibit 99.1

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

BROOKFIELD FINANCE INC.

US$400,000,000 3.625% NOTES DUE 2052

US$400,000,000 3.900% NOTES DUE 2028

FINAL TERM SHEET

February 2, 2022

Issuer:	Brookfield Finance Inc.

Guarantor:	Brookfield Asset Management Inc.

Guarantee:	The Notes (as defined below) will be fully and unconditionally guaranteed as to payment of principal, premium (if any) and interest and certain other amounts by Brookfield Asset Management Inc.

Guarantor’s Ticker:	BAMACN

Security:	3.625% Senior Unsecured Notes due February 15, 2052 (the “2052 Notes”) 3.900% Senior Unsecured Notes due January 25, 2028 (the “2028 Notes” and, together with the 2052 Notes, the “Notes”)

Format:	SEC registered

Size:

2052 Notes: US$400,000,000

2028 Notes: US$400,000,000

The 2028 Notes will be in addition to and form part of the same series of notes as the US$650,000,000 aggregate principal amount of Brookfield Finance Inc.’s 3.900% notes due 2028, which were originally issued on January 17, 2018 (the “Original 2028 Notes”). After giving effect to this offering, there will be a total of US$1,050,000,000 aggregate principal amount of notes of this series issued and outstanding.

Trade Date:	February 2, 2022

Expected Settlement Date:	February 4, 2022 (T+2)

Maturity Date:	2052 Notes: February 15, 2052 2028 Notes: January 25, 2028
Coupon:	2052 Notes: 3.625% 2028 Notes: 3.900% (interest on the 2028 Notes will accrue from January 25, 2022)
Interest Payment Dates:	2052 Notes: February 15 and August 15, commencing August 15, 2022 2028 Notes: January 25 and July 25, commencing July 25, 2022

Price to Public:	2052 Notes: 99.908% 2028 Notes: 107.134% of principal amount plus accrued interest of US$390,000 from January 25, 2022
Benchmark Treasury:

[The Spread to Benchmark Treasury, and any disclosure relating to the Spread to Benchmark Treasury, has been removed in accordance with subsection 9A.3(4) of National Instrument 44-102 – Shelf Distributions (“NI 44-102”)]

Benchmark Treasury Price & Yield:	[The Spread to Benchmark Treasury, and any disclosure relating to the Spread to Benchmark Treasury, has been removed in accordance with subsection 9A.3(4) of NI 44-102]
Spread to Benchmark Treasury:	[The Spread to Benchmark Treasury, and any disclosure relating to the Spread to Benchmark Treasury, has been removed in accordance with subsection 9A.3(4) of NI 44-102]
Yield:	2052 Notes: 3.630% 2028 Notes: 2.553%
Denominations:	Initial denominations of US$2,000 and subsequent multiples of US$1,000

Covenants:	Change of control (put @ 101%) Negative pledge Consolidation, merger, amalgamation and sale of substantial assets

Redemption Provisions:

Make-Whole Call:

2052 Notes: Prior to August 15, 2051 (six months prior to maturity), treasury rate plus 25 basis points

2028 Notes: Prior to October 25, 2027 (three months prior to maturity), treasury rate plus 25 basis points

Par Call:

2052 Notes: At any time on or after August 15, 2051 (six months prior to maturity), at 100% of the principal amount of the notes to be redeemed

2028 Notes: At any time on or after October 25, 2027 (three months prior to maturity), at 100% of the principal amount of the notes to be redeemed

Use of Proceeds:

2052 Notes: An amount equal to the net proceeds from the sale of the 2052 Notes will be allocated to the financing and/or refinancing of Eligible Investments. Pending such allocation, the net proceeds from the sale of the 2052 Notes will be temporarily used for general corporate purposes.

2028 Notes: The net proceeds from the sale of the 2028 Notes will be used for general corporate purposes.

CUSIP/ISIN:	2052 Notes: 11271LAJ1 / US11271LAJ17 2028 Notes: 11271LAC6 / US11271LAC63

Joint Book-Runners[1]:	Citigroup Global Markets Inc. SMBC Nikko Securities America, Inc. BofA Securities, Inc. Deutsche Bank Securities Inc.

Co-Managers:

Banco Bradesco BBI S.A.

BNP Paribas Securities Corp.

Itau BBA USA Securities, Inc.

Mizuho Securities USA LLC

MUFG Securities Americas Inc.
National Bank of Canada Financial Inc.

Natixis Securities Americas LLC

Santander Investment Securities Inc.
SG Americas Securities, LLC

Capitalized terms used and not defined herein have the meanings assigned in the Issuer and the Guarantor’s prospectus supplement, dated February 2, 2022.

The 2052 Notes will be issued as a separate series of debt securities under an eighth supplemental indenture to be dated as of the date of the issuance of the 2052 Notes (the “Eighth Supplemental Indenture”) to the base indenture dated as of June 2, 2016 (the “Base Indenture”) (together with the Eighth Supplemental Indenture, the “2052 Indenture”), between Brookfield Finance Inc., Brookfield Asset Management Inc., as guarantor, and Computershare Trust Company of Canada, as trustee. The 2028 Notes will be issued on the same terms and conditions as the Original 2028 Notes, except for the issue date and the issue price, under the Base Indenture and the third supplemental indenture, dated as of January 17, 2018 (the “Third Supplemental Indenture”), as supplemented by a supplemental indenture thereto (the “Supplemented Third Supplemental Indenture” and together with the Base Indenture, the “2028 Indenture”). The 2052 Indenture and the 2028 Indenture are together referred to as the “Indenture”. The foregoing is a summary of certain of the material attributes and characteristics of the Notes, which does not purport to be complete and is qualified in its entirety by reference to the Indenture.

No PRIIPs or UK PRIIPs key information document (KID) has been prepared as European Economic Area or UK retail investors are not targeted.

[1] This offering will be made in Canada by Citigroup Global Markets Canada Inc., a broker-dealer affiliate of Citigroup Global Markets Inc.